UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In June 2025, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated June 15, 2025: EAACI: Dupixent demonstrated superiority over Xolair (omalizumab) in chronic rhinosinusitis with nasal polyps in patients with coexisting asthma in first-ever presented phase 4 head-to-head respiratory study

Exhibit 99.2	Press Release dated June 20, 2025: Dupixent approved in the US as the only targeted medicine to treat patients with bullous pemphigoid

Exhibit 99.3	Press Release dated June 23, 2025: Sarclisa recommended for EU approval by the CHMP to treat transplant-eligible newly diagnosed multiple myeloma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2025		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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